April 15, 2010

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
Washington, D.C.  20549
Attention: Peggy Fisher, Assistant Director

Re:	Pioneer Power Solutions, Inc. Amendment No. 3 to Form S-1 (File No. 333-164504)

Ladies and Gentlemen:

On behalf of Pioneer Power Solutions, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 3 to Form S-1 (“Amendment No. 3”), marked to show changes from Amendment No. 2 to Form S-1 filed by the Company on April 2, 2010 (“Amendment No. 2” and, together with Amendment No. 1 filed by the Company on March 10, 2008, the Form S-1 filed by the Company on January 25, 2010 and Amendment No. 3, the “Registration Statement”). We acknowledge receipt of the letter of comment (the “Commission Letter”) dated April 13, 2010 from the Securities and Exchange Commission (the “Commission”) with regard to the above referenced matter. We have reviewed the Commission Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Commission Letter. The paragraph references below are to those in Amendment No. 3. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

Financial Statement, page F-1

Note 12 – Income Taxes, page F-23

1.
We note your response to prior comment 14.  Given that you are incorporated in Delaware, please explain to us what consideration you gave to using statutory rates for the United States in your income tax calculations.  In this regard, please explain to us if you file income tax with United States taxing authorities.

The Company was originally incorporated in the State of Nevada on September 16, 2008 under the name Sierra Concepts, Inc.  In order to effectuate a name change and a redomicilation from Nevada to Delaware, on November 25, 2009, the Company formed Pioneer Power Solutions, Inc., a Delaware corporation. On November 30, 2009, Sierra Concepts, Inc. merged with and into Pioneer Power Solutions, Inc., with Pioneer Power Solutions, Inc. being the surviving corporation and becoming the Company.  Subsequently, on December 2, 2009, the Company entered into a series of transactions, as previously disclosed, pursuant to which Pioneer Transformers Ltd. became a wholly owned subsidiary of the Company and the Company terminated all operations and became an inactive public holding company of Pioneer Transformers Ltd.

For accounting purposes the above transactions were effectively treated as a recapitalization of Pioneer Transformers Ltd., the Company’s operating subsidiary. Pioneer Transformers Ltd. has been a Canadian taxpayer since 1995 and was never previously subject to income tax in any U.S. jurisdiction. In addition, the Company does not intend to consolidate the results of Pioneer Transformers Ltd. for U.S. income tax filing purposes. Therefore, when the Company files its 2009 U.S. income tax returns (currently on extension) it is expected that they will reflect $0 of income and a small operating loss for the year (effectively only for the month of December in which it was operating).

U.S. Securities and Exchange Commission
April 15, 2010

For the purposes of Note 12 in the financial statements, the Company considered that its U.S. tax obligations are currently de minimis and deemed its overall country of domicile to be Canada since the reverse merger transaction did not occur until December and its sole operating subsidiary is located in Canada. The Company may reconsider this note next year and instead provide its reconciliation in terms of U.S. statutory rates, but for the moment felt that using statutory rates in effect in Canada would give investors a more accurate portrayal of the Company ‘s ongoing effective tax rate as the Company’s operations are currently structured.

Exhibit 5.1

2.
The disclosure in the legal opinion references “the underwriters” in the first paragraph with regard to the warrant shares, but the disclosure in the filing states that the shares underlying warrants will be offered and sold by selling shareholders.  Counsel should revise the legal opinion or explain to us the reference to “the underwriters” and how the opinion is consistent with the registration statement disclosure.  We may have further comments.

Counsel has revised the first paragraph of the legal opinion to delete the reference to “the underwriters,” which was erroneously included.

3.
We refer to items (i), (iii) and (iv) of the fourth paragraph.  It is inappropriate for parties relying on this opinion to bear the risk of such assumptions.  Please file a revised opinion of counsel that removes these assumptions.

Counsel has revised the fourth paragraph of the legal opinion to delete the last sentence, which included items (i), (iii) and (iv).

4.
Given the statement in the second paragraph that the opinion is limited to the law as in effect as of the date of the opinion and item (ii) of the fourth paragraph, please file a new opinion dated as of the date of effectiveness or file a revised opinion that does not include these qualifications.

Counsel has revised the second paragraph of the legal opinion to delete the references to the law as in effect as of the date of the opinion.  Counsel has also revised the fourth paragraph of the legal opinion to delete the last sentence, which included items (ii).

For your review, we have included both a clean and marked draft of Amendment No. 3 to the Form S-1. Please direct any questions or comments concerning Amendment No. 3 or this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Nathan J. Mazurek